FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica — TEF proposal for EGM of Portugal Telecom	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
Secretario General y
del Consejo de Administración
TELEFÓNICA, S.A.
In accordance with the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), TELEFÓNICA, S.A. hereby reports the following
SIGNIFICANT EVENT
On the occasion of the Extraordinary General Meeting called by PORTUGAL TELECOM, SGPS, S.A. (PT) for 30 June 2010, TELEFÓNICA, S.A (TEF), as owner of 76,327,500 of the Portuguese company’s shares, equivalent to approximately 8.51% of its share capital and in compliance with Portuguese law, has requested that an additional item be included on the agenda of said meeting, as specified in the attached proposal.
The objective of this proposal is to submit a resolution to PT’s shareholders in the event that the Extraordinary General Meeting decides to accept the offer presented by TEF to acquire PT’s stake in Brasicel, N.V. and, indirectly, in Vivo Participações, S.A, to strengthen the company’s current shareholder remuneration policy through the distribution of a supplemental and extraordinary dividend in the amount of Euro 1 per share, or superior in case the PT’s Board of Directors so proposes, concerning the financial year of 2010.
Madrid, 15 June 2010.

Proposal of resolution of the shareholder Telefónica, S.A. for the item which inclusion in the agenda of the Shareholders Meeting of Portugal Telecom SGPS, S.A. of June 30, 2010 is requested
New item Two of the Agenda
Considering that:
1.	Portugal Telecom SGPS, S.A. has been adopting a consistent policy on the allocation of dividends under which the business opportunities of the Group and the self financing needs are considered;

2.
According to the general policy on the distribution of dividends assumed by the Board of Directors, a proposal would be submitted to the shareholders’ meeting aiming at the distribution of a level of dividends per share of 0,575 Euros regarding the financial years of 2009, 2010 and 2011, such proposal being dependent of the market conditions and subject to the financial situation of Portugal Telecom SGPS, S.A. in each moment;

3.
Portugal Telecom SGPS, S.A. has been reinforcing its commitment in providing attractive returns to its shareholders and simultaneously maintaining, if not increasing, its financial flexibility to continue investing in new products and services;

4.
Telefónica S.A.’s proposal referred to under Item One, once approved, will substantially contribute to the reinforcement of the financial capacity of Portugal Telecom SGPS, S.A., allowing, at the same time, the implementation of a policy of acquisition of strategic financial investments as an alternative to the shareholding in BRASILCEL, N.V., substantially reduce the financial debt, increase equity and have liquidity allowing it to consolidate and reinforce the mentioned policy on the distribution of dividends;

5.
Telefónica S.A.’s proposal, aimed at the reinforcement of the company’ shareholder’s remuneration policy, shall benefit all the shareholders of Portugal Telecom SGPS, S.A., once such proposal allows the increase of the shareholders remuneration through the distribution of an extraordinary dividend together with the distribution of dividends based on the ordinary profits annually obtained;

6.
The sale and purchase agreement of the mentioned shareholding will be executed and the transaction will be concluded, totally or partially, depending on the alternatives contained in the proposal, during the financial year of 2010, in the conditions specified in the Telefónica, S.A.’s offer, allowing the attribution of an extraordinary profit in this financial year without compromising the business plan defined by the Board of Directors;

7.
Such agreement will undoubtedly generate significant and extraordinary capital gains to Portugal Telecom SGPS, S.A., and will allow, without prejudice of the conduction of the company’s affairs by the Board of Directors, the distribution of a supplemental and extraordinary dividend;

8.
The proposal on the allocation of results is of the exclusive responsibility of the Board of Directors, subject to the compliance with the Portuguese law and with the By-laws of Portugal Telecom, SGPS, S.A. (“By-Laws”);

9.
This ability of approving a policy of reinforcement of the shareholders’ remuneration, establishing a right to the supplementary and extraordinary dividend by means of a shareholders’ resolution is not forbidden by law or by the By-Laws of Portugal Telecom SGPS, S.A.

We propose the following:
In the assumption that the shareholders approve Telefónica S.A.’s proposal referred to under item one of the agenda regarding the acquisition of the shareholding held by companies within the Group Portugal Telecom in Brasilcel, N.V., we propose, as a complement of the current policy concerning the allocation of share dividends and complying with the minimum percentage of distributable profits foreseen in the by-laws, to distribute, on a complementary basis, to the Shareholders, concerning the financial year of 2010, a supplemental and extraordinary share dividend in the amount of 1,00 Euro per share, or superior in case the Board of Directors so proposes, being the Board of Directors entitled to modify or complete the resolution approved by the shareholders to the extent required to ensure its effective execution.
Telefónica, S.A.
Lisbon, June 14th, 2010

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 15th , 2010	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors